Mail Stop 0308

 March 3, 2005

via U.S. mail and facsimile

Stephen Billingham
Finance Director
British Energy PLC
1 Sheldon Square
Paddington
London, England W2 6TT

	RE:	Form 20-F for the fiscal year ended March 31, 2004
		Filed September 30, 2004
		File No. 1-14990

Dear Mr. Billingham:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.
Item 5. Operating and Financial Review and Prospects

The Restructuring, page 68
2. Please revise to discuss the underlying problems, such as the collapse in electricity wholesale prices two years ago, leading to the proposed major financial restructuring. Please also disclose your assessment of the likelihood that similar events with similar implications will occur again in the future. In this regard, your disclosures should be clear in terms of whether you believe your past performance is indicative of your future performance. See SEC Release 33-8350.

Results of operations for the year ended March 31, 2004 compared with the year ended March 31, 2003, page 80
3. Similar to the comment below on your Statements of Group Profit and Loss Accounts, to the extent you continue to present and discuss in future filings profit and loss subtotals under UK GAAP excluding items identified as "exceptional," please ensure you comply with all of the disclosure requirements for non-GAAP measures in Item 10(e)(1)(i)(A)-(D) of Regulation S-K. Please also ensure you include a discussion with equal or greater prominence of the most directly comparable unadjusted profit and loss amounts. Further, it appears that many of your exceptional items may be recurring in nature. Please note that you must justify the usefulness of any performance measure that excludes recurring items pursuant to Question 8 of the
Staff`s "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" (the non-GAAP FAQ) available at www.sec.gov. Thus, if you determine the exceptional items are recurring, you should also consider the 5 bullet points in Question 8 of the non-GAAP FAQ in crafting your disclosure in future filings. Please note that items such as asset impairments should be viewed collectively in relation to each other in determining whether they are recurring. Finally, please note, if an item does not meet the definition of "exceptional" under UK GAAP, then you should not present or discuss a subtotal that excludes such item if such presentation would be inconsistent with the requirements of Item 10(e)(1)(ii)(A) or Item 10(e)(1)(ii)(B) of Regulation S-K.

Disclosure of Contractual Obligations, page 91
4. Please revise your table of contractual cash obligations to include the following:

(a) Estimated interest payments on your debt;
(b) Estimated payments under interest rate swap agreements; and
(c) Required funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s
MD&A Guidance issued December 19, 2003, available at www.sec.gov.

Liquidity and Capital Resources

Operating Cash from Continuing Activities, page 93
5. Your presentation of free cash flow position represents a non-GAAP liquidity measure. Please supplementally explain how each adjustment to the most comparable GAAP measure, cash flows from operating activities, in arriving at the non-GAAP measure complies with the restrictions in Item 10(e)(1)(ii)(A) of Regulation S-K for liquidity measures. Additionally, please revise your disclosures throughout your filings where free cash flow position is presented, as follows.
See Item 10(e) of Regulation S-K and Question 13 of the non-GAAP
FAQ.

(a) Present cash flows from operating, investing and financing activities alongside the non-GAAP measure.
(b) Reconcile in table format from cash flows from operating activities to the non-GAAP amount for each period it is presented. Each reconciling item should be shown separately for each period presented.
(c) Provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities and provide a clear description of its calculation.
(d) Describe how you use the non-GAAP measure, why you believe it is meaningful to readers, and the material limitations on the usefulness of the measure.
(e) Disclose that the non-GAAP measure should not be considered as an alternative to cash flows from operating activities, which is determined in accordance with GAAP.

 Future Liquidity, page 94
6. We understand that pursuant to the Restructuring Agreement, the Government will fund certain of your decommissioning costs and uncontracted nuclear liabilities, while you will be required to make certain annual payments to the NLF, including an annual contribution of up to 65% of your adjusted cash flow, after payment of debt service requirements. Please ensure you discuss in future filings the impact on your liquidity and capital resources of these arrangements. Also, pursuant to Item 5.D of Form 20-F, please include discussion in future filings of known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your liquidity or capital resources. For example, we would have expected to see discussion in your fiscal year 2004 Form 20-F of the expected impact of the Restructuring Agreement on your liquidity and capital resources, as this was an event that was reasonably likely to have a material impact.

Item 15. Controls and Procedures, page 146
7. Please amend your Form 20-F to incorporate the following changes to your Item 15. Controls and Procedures:
(a) We note your disclosure that you have restated your financial statements for fiscal years 2002 and 2003. Please supplement this disclosure to indicate whether the restatement was a result of a weakness in your disclosure controls and procedures and to describe in a reasonable amount of detail the "certain procedural amendments" you have made as a result of these restatements. Please also disclose the basis for the identified officers` concluding that your disclosure controls and procedures are nonetheless effective despite the restatements and related control issues you have identified.
(b) Please refer to the disclosure controls and procedures defined in
Exchange Act Rules 13a-15(e) and 15d-15(e), rather than the old location that you refer to now. See Item 15 of Form 20-F and Item 307 of Regulation S-K.
(c) We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days before the filing date of this annual report." However, Item 15 of Form 20-F and Item 307 of Regulation S-K require that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please revise accordingly.

(d) We note that your certifying officers concluded that your disclosure controls and procedures are effective "except as discussed in the immediately preceding paragraph." Given the exceptions noted, it remains unclear whether your certifying officers have concluded that your disclosure controls and procedures are effective.
Please
revise your disclosure to state, in clear and unqualified language, the conclusions reached by your certifying officers regarding the effectiveness of your disclosure controls and procedures.

(e) We note your disclosure that your CEO and CFO concluded that " [your] disclosure controls and procedures were effective to ensure that material information relating to [you] and [your] consolidated subsidiaries is recorded, processed, summarized and reported in a timely manner." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure. See Exchange
Act Rule 13a-15(e).

(f) We note your statement that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.
Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov.

(g) You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" these controls subsequent to the date of your evaluation. However, Item 15(d) of Form 20-F requires that you disclose "any change" in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred "during the period covered by the annual report" that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Revise your disclosures accordingly.

Group Profit and Loss Accounts, page F-3

8. We note that you use subtotals to segregate certain "exceptional items" from other costs. We understand that UK GAAP permits exceptional items to be shown on the face of the Statements of Group
Profit and Loss Accounts and even requires that certain specified exceptional items are so shown. Please be advised that such subtotals are not permitted on the face of the financial statements under US GAAP. In this regard, we understand based on your letter to the SEC dated July 14, 2004, that you intend to file a report on Form 10-K for the year ending March 31, 2005, which will not include UK GAAP information. To the extent you file on Form 10-K in future filings, please omit such subtotals from the face of your financial statements. Refer to Item 10(e) of Regulation S-K. To the extent you continue filing on Form 20-F using UK GAAP, and you continue to present such subtotals on your Statements of Group Profit and Loss Accounts, please provide the following disclosures inside the audited financial statements:

(a) Where you describe the nature of the items characterized as exceptional in footnote 4, also explain in detail why you consider each item to be exceptional.
(b) Disclose the information required by Item 10(e)(1)(i)(C) and
(D)
of Regulation S-K.
(c) Within the "Summary of differences between UK and US generally accepted accounting principles" footnote, provide a reformatted condensed income statement that complies with Article 10 of Regulation S-X. This condensed statement may be based on US or UK GAAP amounts.
(d) Disclose the fact that your presentation of subtotals excluding exceptional items would be prohibited absent the fact that it is expressly permitted by UK GAAP, if true.

Please note if an item does not meet the definition of "exceptional" under UK GAAP, then you should not present a subtotal that excludes such item on the face of your financial statements or in the footnotes. Refer to agenda item 8 from the highlights of the November 25, 2003 meeting of the AICPA International Practices Task
Force (available on the AICPA`s web site at www.AICPA.org) and Question 28 of the Staff`s non-GAAP FAQ.

Note 1. Basis of Preparation

(xxii) Operating Leases, page F-21
9. You disclose that rentals payable under operating leases are expensed on a straight line basis over the lease term; yet, you also state that "other costs" are expensed in accordance with the rental schedule which is included in the lease agreement. If, pursuant to the rental schedule, "other costs" are paid on a straight-line basis, please advise. Otherwise, please clarify for us supplementally how you account for the lease payments under UK GAAP and also tell us how you determined that no adjustment is necessary in your US GAAP reconciliation for this item. Refer to paragraph 15 of SFAS 13.

Note 17. Debtors, page F-39
10. Please disclose the amount of your allowance for doubtful accounts separately on the balance sheet or in a footnote. See Rule
5-02.4 of Regulation S-X.  Furthermore, please provide Schedule II
-
Valuation and Qualifying Accounts for the activity in your allowance for doubtful accounts. Alternatively, you may provide the required rollforward of the allowance in the notes to the financial statements or the operating and financial review and prospects. Refer to Item
17(a) of Form 20-F and Rules 5-04(c) and 12-09 of Regulation S-X.

Note 36. Summary of Differences Between UK and US Generally
Accepted
Accounting Principles

General
11. On page F-19, you disclose that debt issue costs are charged to the profit and loss account on purchase under UK GAAP. As US GAAP requires debt issue costs to be capitalized on the balance sheet as deferred charges, it appears an adjustment may be necessary to reconcile from UK GAAP to US GAAP. See ABP 21. Please tell us where this adjustment is included in your reconciliation or tell us why you believe an adjustment is not necessary. In doing so, please tell us the amount of the required adjustment, if applicable.

(ii)  Restatement of Prior Year Results, page F-67
12. Please provide us supplementally with a complete narrative of your restatements. In particular, explain to us in detail how the Normal Purchase Normal Sale scope exemption in SFAS 133 was
misapplied and how your revised accounting is correct.   Tell us
when
(the actual date) and how the error was discovered and why the error could not have been determined in a preceding period.

(iii) Notes on US GAAP Adjustments

(k) FAS 133 Adjustments, page F-80
13. Please revise your disclosure to clarify how you account for derivatives under US GAAP. To the extent you continue to present UK
GAAP information in future filings, also clarify exactly how your accounting under US GAAP differs from your accounting under UK GAAP.
Please ensure the revised US GAAP disclosures include all of the information required by SFAS 133, as amended, as well as EITF 02-3 with respect to your energy trading activities. The disclosures should be clear in terms of the types of derivative contracts you enter (e.g., interest rate swaps, energy trading financial derivatives, physical energy trading contracts, and forward rate agreements), which of the derivatives are designated as hedges, and how you account for each type of derivative, including whether the items are accounted for on a gross versus net basis. The disclosures should also be clear in terms of the extent of your derivative activities and the resulting impact of your accounting on the US GAAP financial information. Show us supplementally how the revised US GAAP disclosures will read in future filings.





Exhibits 12.1 and 12.2

14. Please amend the filing to eliminate the reference to the CEO and
CFO`s titles in the introductory paragraph of the Section 302 certifications. Refer to Item 19 of Form 20-F and Item 601(b)(31) of
Regulation S-K.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sarah Goldberg, Staff Accountant, at (202)
942-
1889, Robyn Manuel at (202) 942-7786 or me at (202) 942-2905 if
you
have questions regarding comments on the financial statements and related matters.

							Sincerely,


							George Ohsiek
							Branch Chief



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Mr. Billingham
British Energy PLC
March 3, 2005
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